SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 333-174780

POSTMEDIA NETWORK CANADA CORP.

(Translation of registrant’s name into English)

365 Bloor Street East, 12th Floor, Toronto, Ontario Canada M4W 3L4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Item 9.01 Financial Statements and Exhibits

(d)                   Exhibits

The documents listed below as Exhibits are being filed by Postmedia Network Canada Corp. (the ““registrant”) with this report on Form 6-K and with the Securities and Exchange Commission:

Exhibit No.	Exhibit
99.1

Second Lien Secured Notes Indenture to be dated on or about September 30, 2016 among Postmedia Network Inc., as Issuer, Postmedia Network Canada Corp., as a Guarantor, the other Guarantors party thereto, as Guarantors, Computershare Trust Company of Canada, as Trustee and Computershare Trust Company of Canada, as Collateral Agent in respect of the 10.25% Second Lien Secured Notes Due 2023 (in substantially final form).

99.2

Amended and Restated Senior Secured Notes Indenture to be dated on or about September 30, 2016 among Postmedia Network Inc., as Issuer, Postmedia Network Canada Corp., as a Guarantor, the other Guarantors party thereto, as Guarantors, Computershare Trust Company of Canada, as Trustee and Computershare Trust Company of Canada, as Collateral Agent in respect of the amended and restated 8.25% Senior Secured Notes Due 2021 (in substantially final form).

99.3

Collateral Trust and Agency Agreement to be dated on or about September 30, 2016 among Postmedia Network Inc., as Issuer, Postmedia Network Canada Corp., as an Initial Guarantor, the other Initial Guarantors named on the signature pages thereto as Initial Guarantors, Computershare Trust Company of Canada, as Trustee under the First Lien Notes Indenture, Computershare Trust Company of Canada, as Trustee under the Second Lien Notes Indenture and Computershare Trust Company of Canada, as Collateral Agent (in substantially final form).

99.4

Blackline of the Amended and Restated Senior Secured Notes Indenture to be dated on or about September 30, 2016 among Postmedia Network Inc., as Issuer, Postmedia Network Canada Corp., as a Guarantor, the other Guarantors party thereto, as Guarantors, Computershare Trust Company of Canada, as Trustee and Computershare Trust Company of Canada, as Collateral Agent in respect of the amended and restated 8.25% Senior Secured Notes Due 2021, against the existing Senior Secured Notes Indenture dated as of August 16, 2012, among Postmedia Network Inc., as Issuer, Postmedia Network Canada Corp., as a Guarantor, the other Guarantors party thereto, as Guarantors and Computershare Trust Company of Canada, as Trustee and Collateral Agent, as supplemented.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

By:	/s/ Douglas Lamb
Douglas Lamb
Executive Vice President & Chief Financial Officer

Date: September 1, 2016.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1

Second Lien Secured Notes Indenture to be dated on or about September 30, 2016 among Postmedia Network Inc., as Issuer, Postmedia Network Canada Corp., as a Guarantor, the other Guarantors party thereto, as Guarantors, Computershare Trust Company of Canada, as Trustee and Computershare Trust Company of Canada, as Collateral Agent in respect of the 10.25% Second Lien Secured Notes Due 2023 (in substantially final form).

99.2

Amended and Restated Senior Secured Notes Indenture to be dated on or about September 30, 2016 among Postmedia Network Inc., as Issuer, Postmedia Network Canada Corp., as a Guarantor, the other Guarantors party thereto, as Guarantors, Computershare Trust Company of Canada, as Trustee and Computershare Trust Company of Canada, as Collateral Agent in respect of the amended and restated 8.25% Senior Secured Notes Due 2021 (in substantially final form).

99.3

Collateral Trust and Agency Agreement to be dated on or about September 30, 2016 among Postmedia Network Inc., as Issuer, Postmedia Network Canada Corp., as an Initial Guarantor, the other Initial Guarantors named on the signature pages thereto as Initial Guarantors, Computershare Trust Company of Canada, as Trustee under the First Lien Notes Indenture, Computershare Trust Company of Canada, as Trustee under the Second Lien Notes Indenture and Computershare Trust Company of Canada, as Collateral Agent (in substantially final form).

99.4

Blackline of the Amended and Restated Senior Secured Notes Indenture to be dated on or about September 30, 2016 among Postmedia Network Inc., as Issuer, Postmedia Network Canada Corp., as a Guarantor, the other Guarantors party thereto, as Guarantors, Computershare Trust Company of Canada, as Trustee and Computershare Trust Company of Canada, as Collateral Agent in respect of the amended and restated 8.25% Senior Secured Notes Due 2021, against the existing Senior Secured Notes Indenture dated as of August 16, 2012, among Postmedia Network Inc., as Issuer, Postmedia Network Canada Corp., as a Guarantor, the other Guarantors party thereto, as Guarantors and Computershare Trust Company of Canada, as Trustee and Collateral Agent, as supplemented.